SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

October 29, 2017

DYNEGY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33443	20-5653152
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

601 Travis, Suite 1400, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 507-6400

(Registrant’s telephone number, including area code)

N.A.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On October 29, 2017,  Dynegy Inc., a Delaware corporation (“Dynegy”), and Vistra Energy Corp., a Delaware corporation (“Vistra Energy”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of Dynegy and Vistra Energy, Dynegy will merge with and into Vistra Energy (the “Merger”), with Vistra Energy continuing as the surviving corporation. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”), so that none of Dynegy, Vistra Energy or any of the Dynegy stockholders generally will recognize any gain or loss in the transaction, except that Dynegy stockholders will recognize gain with respect to cash received in lieu of fractional shares of Vistra Energy common stock.

Upon the closing of the Merger, each issued and outstanding share of Dynegy common stock, par value $0.01 per share, other than shares owned by Vistra Energy or its subsidiaries, held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of common stock, par value $0.01 per share, of Vistra Energy (the “Exchange Ratio”), except that cash will be paid in lieu of fractional shares.

At the effective time of the Merger, each outstanding Dynegy stock option will be converted into an option to purchase shares of Vistra Energy Common Stock, on the same terms and conditions that were applicable under such Dynegy stock options immediately prior to the effective time (including any accelerated vesting provisions), equal to the product of (A) the total number of shares of Dynegy Common Stock subject to such Dynegy stock option and (B) the Exchange Ratio, rounded down to the nearest whole number of shares of Vistra Energy Common Stock. The per-share exercise price of each converted Vistra Energy options will be equal to the quotient determined by dividing (1) the exercise price per share applicable to the Dynegy option by (2) the Exchange Ratio, rounded up to the nearest whole cent.

At the effective time of the Merger, each outstanding Dynegy restricted stock unit will be converted into a number of Vistra Energy restricted stock units equal to the product of (A) the number of Dynegy restricted stock units held by such holder immediately prior to the effective time and (B) the Exchange Ratio, and remain outstanding on the same terms and conditions as were applicable to such award prior to the effective time (including any accelerated vesting provisions).

At the effective time of the Merger, each outstanding Dynegy performance stock unit  (a “Dynegy PSU”) will be converted into the right to receive a number of shares of Vistra Energy Common Stock (and cash in lieu of fractional shares to be paid by the surviving corporation to the holder) equal to the product of (A) the total number of shares of Dynegy Common Stock that would be payable in respect of such Dynegy PSU (1) in the case of Dynegy PSUs granted in 2015, at the actual level of performance applicable to such Dynegy PSU as determined in accordance with the applicable award agreement, (2) in the case of Dynegy PSUs with respect to which the effective time occurs after the first twelve months of the applicable performance period (other than Dynegy PSUs granted in 2015), (x) at the actual level of performance applicable to such portion of such Dynegy PSU that relates to total stockholder return, as determined in accordance with the applicable award agreement, and (y) at the target level of performance applicable to such portion of such Dynegy PSU that relates to free cash flow, and (3) in the case of Dynegy PSUs with respect to which the effective time occurs within the first twelve months of the applicable performance period, (x) at the target level of performance applicable to such portion of such Dynegy PSU that relates to total stockholder return, as determined in accordance with the applicable award agreement pursuant, and (y) at the target level of performance applicable to such portion of such Dynegy PSU that relates to free cash flow, and (B) the Exchange Ratio.

The Merger Agreement also provides that, upon the closing of the Merger, the board of directors of the combined company will be comprised of 11 members, consisting of (a) the eight current directors of Vistra Energy and (b) three of Dynegy’s current directors, of whom one will be a Class I director, one will be a Class II director and one will be a Class III director, unless the closing of the Merger occurs after the date of Vistra Energy’s 2018 Annual General Meeting, in which case one will be a Class I director and two will be Class II directors.

Completion of the Merger is subject to various customary and other conditions, including, among others, (a) approval by the Vistra Energy’s stockholders of the issuance of the Vistra Energy common stock in the Merger, (b) adoption of the Merger Agreement by the Dynegy and Vistra Energy stockholders, (c) receipt of all requisite regulatory approvals, which includes approvals of the Federal Energy Regulatory Commission, the Public Utility Commission of Texas and the New York Public Service Commission, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (d) effectiveness of the registration statement for the shares of Vistra Energy common stock to be issued in the Merger, and the approval of the listing of such shares on the New York Stock Exchange. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of the Code.

The Merger Agreement contains customary representations, warranties and covenants of Dynegy and Vistra Energy, including, among others, covenants (a) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to take certain actions during the interim period except with the consent of the other party, (c) that Dynegy and Vistra Energy will convene and hold meetings of their respective stockholders to obtain the required stockholder approvals, and (d) that the parties use their respective reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals and consents (except that Vistra Energy shall not be required, and Dynegy shall not be permitted, to take any action that constitutes or would reasonably be expected to have certain specified burdensome effects). Each of Dynegy and Vistra Energy is also subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit the Dynegy and Vistra Energy boards of directors to comply with their respective fiduciary duties.

The Merger Agreement contains certain termination rights for both Dynegy and Vistra Energy, including in specified circumstances in connection with an alternative acquisition proposal that has been determined to be a superior offer. Upon termination of the Merger Agreement, under specified circumstances (a) for a failure by Vistra Energy to obtain certain requisite regulatory approvals, Vistra Energy may be required to pay Dynegy a termination fee of $100 million, (b) in connection with a superior offer, acquisition proposal or unforeseeable material intervening event, in each case, with respect to Vistra Energy, Vistra Energy may be required to pay a termination fee to Dynegy of $100 million, and (c) in connection with a superior offer, acquisition proposal or an unforeseeable material intervening event, in each case, with respect to Dynegy, Dynegy may be required to pay to Vistra Energy a termination fee of $87 million. In addition, if the Merger Agreement is terminated (i) because Vistra Energy’s stockholders do not approve the issuance of the Vistra Energy common stock in the Merger or do not adopt the Merger Agreement, then Vistra Energy will be obligated to reimburse Dynegy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, or (B) because Dynegy’s stockholders do not adopt the Merger Agreement, then Dynegy will reimburse Vistra Energy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, each of which is subject to a cap of $22 million.

The foregoing description of the Merger Agreement and the transactions contemplated by the Merger Agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement has been included to provide stockholders with information regarding its terms. It is not intended to provide any other factual information about Dynegy, Vistra Energy or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (1) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (2) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (3) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (4) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dynegy or Vistra Energy.

Merger Support Agreement

Concurrently with the execution of the Merger Agreement, Dynegy entered into a merger support agreement (the “Merger Support Agreement”) with certain affiliates of each of Apollo Management Holdings L.P., Brookfield Asset Management Private Institutional Capital Adviser

(Canada), L.P. and Oaktree Capital Management, L.P. (Oaktree) (together, the “Principal Vistra Stockholders”). Pursuant to the Merger Support Agreement, the Principal Vistra Stockholders have agreed, solely in their capacities as stockholders of Vistra Energy, to vote their shares of Vistra Energy common stock now held or later acquired in favor of the adoption the Merger Agreement and the approval of the issuance of shares of Vistra Energy common stock in the Merger. The Merger Support Agreement will terminate automatically upon the earliest to occur of (1) the termination of the Merger Agreement, (2) any amendment, modification, change or waiver to the Merger Agreement that increases the amount or changes the form of the merger consideration (other than adjustments in accordance with the terms of the Merger Agreement) and (3) the effective time of the Merger.

The foregoing description of the Merger Support Agreement is not complete and is qualified in its entirety by reference to the Merger Support Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 5.02.                                        Departure for Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 29, 2017, the board of directors of Dynegy approved and entered into an amendment to the Amended and Restated Employment Agreement, dated May 6, 2015, by and between Dynegy Operating Company and Robert Flexon.  The amendment extends the term of Mr. Flexon’s employment agreement for an additional term, which shall commence on May 1, 2018 and conclude on April 30, 2019.  The foregoing description of the amendment is qualified in its entirety by reference to the text of the amendment filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 8.01.                                        Other Events.

On October 30, 2017, the following actions were taken:

•                  Dynegy and Vistra Energy issued a joint press release announcing the execution of the Merger Agreement. A copy of that press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

•                  Dynegy and Vistra Energy made available an investor presentation related to the Merger. A copy of that investor presentation is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

•                  Mr. Flexon sent a letter to Dynegy employees regarding the Merger Agreement, and Dynegy distributed to its employees questions and answers regarding the Merger Agreement and the transactions contemplated by the Merger Agreement. A copy of that letter is filed as Exhibit 99.3 hereto and is incorporated herein by reference, and a copy of those questions and answers is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

•                  Dynegy and Vistra Energy distributed a combined company fact sheet. A copy of that fact sheet is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

•                  Dynegy and Vistra Energy sent letters to various stakeholders regarding the Merger Agreement. Copies of the forms of those stakeholder letters are filed as Exhibit 99.6 hereto and are incorporated herein by reference.

•                  Curt Morgan, President and Chief Executive Officer of Vistra Energy, sent a letter to Dynegy employees regarding the Merger Agreement. A copy of that letter is filed as Exhibit 99.7 hereto and is incorporated herein by reference

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of October 29, 2017, by and between Dynegy Inc. and Vistra Energy Corp.
10.1	Merger Support Agreement, dated as of October 29, 2017, by and between Dynegy Inc. and Stockholders of Vistra Energy Corp. Party Thereto.
10.2	First Amendment to Amended and Restated Employment Agreement, dated as of October 29, 2017, by and between Dynegy Operating Company and Robert Flexon.
99.1	Press Release of Vistra Energy Corp. and Dynegy Inc., dated October 30, 2017.
99.2	Investor Presentation of Vistra Energy Corp. and Dynegy, dated October 30, 2017.
99.3	Letter from Robert Flexon to Dynegy Inc. Employees, dated October 30, 2017.
99.4	Dynegy Inc. Employee Questions and Answers, dated October 30, 2017.
99.5	Combined Company Fact Sheet
99.6	Forms of Stakeholder Letters
99.7	Letter from Curt Morgan to Dynegy Inc. Employees, dated October 30, 2017

*                 Schedules (and similar attachments) to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Dynegy Inc. will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company.  All statements, other than statements of historical facts, are forward-looking statements.  These statements are often, but not always, made through the use of words or phrases such as “may,” “might”, “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

NO OFFER OF SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of October 29, 2017, by and between Dynegy Inc. and Vistra Energy Corp.
10.1	Merger Support Agreement, dated as of October 29, 2017, by and between Dynegy Inc. and Stockholders of Vistra Energy Corp. Party Thereto.
10.2	First Amendment to Amended and Restated Employment Agreement, dated as of October 29, 2017, by and between Dynegy Operating Company and Robert Flexon.
99.1	Press Release of Vistra Energy Corp. and Dynegy Inc., dated October 30, 2017.
99.2	Investor Presentation of Vistra Energy Corp. and Dynegy, dated October 30, 2017.
99.3	Letter from Robert Flexon to Dynegy Inc. Employees, dated October 30, 2017.
99.4	Dynegy Inc. Employee Questions and Answers, dated October 30, 2017.
99.5	Combined Company Fact Sheet
99.6	Forms of Stakeholder Letters
99.7	Letter from Curt Morgan to Dynegy Inc. Employees, dated October 30, 2017

*                 Schedules (and similar attachments) to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Dynegy Inc. will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dynegy Inc.
Date: October 30, 2017

	By:	/s/ Catherine C. James
	Name:	Catherine C. James
	Title:	Executive Vice President and General Counsel